COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 15 DATED MARCH 5, 2010
TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2009 and Supplement No. 14 dated January 29, 2010, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;

(2)	update to a risk factor;

(3)	clarification of the plan of distribution;

(4)	recent real property investments;

(5)	potential real property investments; and

(6)	prior potential property investments.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of March 4, 2010, we had accepted investors’ subscriptions for, and issued, 121,067,048 shares of our common stock in the offering, resulting in gross proceeds of approximately $1.2 billion.  As of March 4, 2010, we had approximately 128,932,952 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year.  Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Update to a Risk Factor

The following information supersedes and replaces in its entirety the risk factor titled “Dislocations in the credit markets and real estate markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you” on page 34 of the prospectus under the section captioned “Risk Factors—General Risks Related to Investments in Real Estate.”

The current market environment may adversely affect our operating results, financial condition and ability to pay distributions.

The global financial markets have undergone pervasive and fundamental disruptions since mid-2007 that have been brought about in large part by challenges in the worldwide banking system. These disruptions have severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit. To the extent that the global economic recession continues and/or intensifies, it has the potential to materially affect the value of our properties and other investments we make, the availability or the terms of financing that we may anticipate utilizing, and our ability to make principal and interest payments on, or refinance, any outstanding debt when due, and/or the ability of our tenants to enter into new leasing transactions or satisfy rental payments under existing leases. The current market environment also could affect our operating results and financial condition as follows:

•
Debt Markets — The real estate debt markets are currently experiencing volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies. Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our investments. In addition, if we pay fees to lock in a favorable interest rate, falling interest rates or other factors could require us to forfeit these fees. This may result in our operations generating lower overall economic returns and a reduced level of cash flows, which could potentially impact our ability to pay distributions to our stockholders. In addition, the recent disruptions in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (1) limits the ability of real estate investors to make new acquisitions and to potentially benefit from reduced real estate values, or to realize enhanced returns on real estate investments; (2) has slowed real estate transaction activity; and (3) may result in an inability to refinance debt as it becomes due, all of which may reasonably be expected to have a material impact, favorable or unfavorable, on revenues, income and/or cash flows from the acquisition and operations of real estate and mortgage loans.

•
Real Estate Markets — The real estate market is subject to fluctuation and can be impacted by factors such as general economic conditions, supply and demand, availability of financing and interest rates. To the extent we purchase real estate in an unstable market, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future that it attracts at the time of our purchases, or if the number of companies seeking to acquire properties decreases, the value of our investments may not appreciate or may decrease significantly below the amount we pay for these investments. As a result, we may not be able to recover the carrying amount of our properties, which may require us to recognize an impairment charge in earnings.

•
Government Intervention — The recent disruptions in the global financial markets have led to extensive and unprecedented government intervention. Although the government intervention is intended to stimulate the flow of capital and to strengthen the U.S. economy in the short term, it is impossible to predict the actual effect of the government intervention and what effect, if any, additional interim or permanent governmental intervention may have on the financial markets and/or the effect of such intervention on us and our results of operations.

Clarification of the Plan of Distribution

The following information supersedes and replaces in its entirety the first paragraph on page 149 of the prospectus under the section captioned “Plan of Distribution—Volume Discounts.”

In order to encourage purchases of over 500,000 shares, a potential purchaser who proposes to purchase over 500,000 shares may agree with CR III Advisors and Cole Capital Corporation to have the dealer manager fee with respect to the sale of such shares reduced or eliminated, and, with the agreement of the participating broker, to have the selling commission payable with respect to the sale of such shares reduced or eliminated. Assuming a $10.00 per share purchase price, the aggregate fees payable with respect to the sale of such shares would be reduced by as much as $0.90 per share, assuming we are offering shares at $10.00 per share, resulting in a purchase price of $9.10 per share. In addition or in the alternative, with respect to a potential purchaser who proposes to purchase over 500,000 shares, Cole Holdings Corporation may agree to fund to us on behalf of such purchaser, or reimburse to such purchaser, the organization and offering expense reimbursement or out-of-pocket costs applicable to such investment. Other accommodations may be agreed to by Cole Holdings Corporation with respect to a purchase of over 500,000 shares.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of March 4, 2010, we owned 151 properties located in 35 states, comprising approximately 3.9 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases.  Properties acquired between January 28, 2010 and March 4, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price (1)
CarMax — Garland, TX	Auto dealership	CarMax, Inc.	82,169	$14,000,000
Walgreens — Appleton (Meade), WI	Drugstore	Walgreen Co.	16,853	3,768,000
LA Fitness — Highland, CA	Fitness	LA Fitness International LLC	45,000	9,215,000
Walgreens — Cleveland, OH	Drugstore	Walgreen Co.	14,820	5,450,000
Walgreens — Appleton (Northland), WI	Drugstore	Walgreen Co.	14,490	5,301,000
Walgreens — Lancaster, SC	Drugstore	Walgreen Co.	14,820	5,897,190
Walgreens — Greenville, NC	Drugstore	Walgreen Co.	14,490	6,191,113
Walgreens — Baytown, TX	Drugstore	Walgreen Co.	14,820	4,805,000
Walgreens — North Platte, NE	Drugstore	Walgreen Co.	14,820	5,042,570
Cigna Pointe — Plano, TX	Healthcare	Connecticut General Life Insurance Company	209,089	49,500,000
Walgreens — Kingman, AZ	Drugstore	Walgreen Arizona Drug Co.	15,696	6,025,000
Walgreens — Omaha, NE	Drugstore	Walgreen Co.	14,550	5,200,000
Kum & Go — Story City, IA	Convenience store	Kum & Go, LC	3,008	2,050,000
Kum & Go — Ottumwa, IA	Convenience store	Kum & Go, LC	4,000	1,823,529
Kum & Go — West Branch, IA	Convenience store	Kum & Go, LC	3,164	1,094,118
			481,789	$125,362,520

(1)	Purchase price does not include acquisition costs.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 94 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of March 4, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 151 properties located in 35 states, consisting of approximately 3.9 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between January 28, 2010 and March 4, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Physical Occupancy
CarMax — Garland, TX	January 29, 2010	2007	$14,000,000	$280,000	9.33%	100%
Walgreens — Appleton (Meade), WI	February 3, 2010	2008	3,768,000	75,360	7.88%	100%
LA Fitness — Highland, CA	February 4, 2010	2009	9,215,000	184,300	9.40%	100%
Walgreens — Cleveland, OH	February 10, 2010	2008	5,450,000	109,000	7.80%	100%
Walgreens — Appleton (Northland), WI	February 18, 2010	2008	5,301,000	106,020	7.89%	100%
Walgreens — Lancaster, SC	February 19, 2010	2009	5,897,190	117,944	7.80%	100%
Walgreens — Greenville, NC	February 19, 2010	2009	6,191,113	123,822	7.83%	100%
Walgreens — Baytown, TX	February 23, 2010	2009	4,805,000	96,100	7.95%	100%
Walgreens — North Platte, NE	February 23, 2010	2009	5,042,570	100,851	8.03%	100%
Cigna Pointe — Plano, TX	February 24, 2010	2009	49,500,000	990,000	7.40%	100%
Walgreens — Kingman, AZ	February 25, 2010	2009	6,025,000	120,500	7.81%	100%
Walgreens — Omaha, NE	February 25, 2010	2009	5,200,000	104,000	7.90%	100%
Kum & Go — Story City, IA	February 25, 2010	2006	2,050,000	41,000	8.50%	100%
Kum & Go — Ottumwa, IA	February 25, 2010	1999	1,823,529	36,471	8.50%	100%
Kum & Go — West Branch, IA	February 25, 2010	1997	1,094,118	21,882	8.50%	100%
			$125,362,520	$2,507,250

(1)	Purchase price does not include acquisition costs.

(2)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 64 of the prospectus.

(3)
Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term***
CarMax — Garland, TX	1	CarMax, Inc.	82,169	100%	2/10 yr.	$1,306,250		$20.33	1/29/2010	12/31/2021
Walgreens — Appleton (Meade), WI	1	Walgreen Co.	16,853	100%	10/5 yr.	296,900		17.62	2/3/2010	7/31/2034
LA Fitness — Highland, CA	1	LA Fitness International LLC	45,000	100%	3/5 yr.	866,250		19.14	2/4/2010	9/30/2014
						1,053,420		23.28	10/1/2014	9/30/2019
						1,158,853		25.61	10/1/2019	9/30/2024
Walgreens — Cleveland, OH	1	Walgreen Co.	14,820	100%	10/5 yr.	425,000		28.68	2/10/2010	1/31/2034
Walgreens — Appleton (Northland), WI	1	Walgreen Co.	14,490	100%	10/5 yr.	418,000		28.85	2/18/2010	8/31/2034
Walgreens — Lancaster, SC	1	Walgreen Co.	14,820	100%	10/5 yr.	460,000		31.04	2/19/2010	5/31/2034
Walgreens — Greenville, NC	1	Walgreen Co.	14,490	100%	10/5 yr.	484,500		33.44	2/19/2010	7/31/2034
Walgreens — Baytown, TX	1	Walgreen Co.	14,820	100%	10/5 yr.	382,000		25.78	2/23/2010	3/31/2034
Walgreens — North Platte, NE	1	Walgreen Co.	14,820	100%	10/5 yr.	405,043		27.33	2/23/2010	1/31/2035
Cigna Pointe — Plano, TX	1	Connecticut General Life Insurance Company	209,089	100%	2/5 yr.	3,662,655		17.52	2/24/2010	8/31/2013
						3,717,594	(1)	17.78	9/1/2013	8/31/2019
Walgreens — Kingman, AZ	1	Walgreen Arizona Drug Co.	15,696	100%	10/5 yr.	470,815		30.00	2/25/2010	12/31/2034
Walgreens — Omaha, NE	1	Walgreen Co.	14,550	100%	10/5 yr.	410,981		28.25	2/25/2010	1/31/2035
Kum & Go — Story City, IA	1	Kum & Go, LC	3,008	100%	4/5 yr.	174,250	(2)	57.93	2/25/2010	2/25/2030
Kum & Go — Ottumwa, IA	1	Kum & Go, LC	4,000	100%	4/5 yr.	155,000	(2)	38.75	2/25/2010	2/25/2030
Kum & Go — West Branch, IA	1	Kum & Go, LC	3,164	100%	4/5 yr	93,000	(2)	29.39	2/25/2010	2/25/2030

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.

**	Represents option renewal period/term of each option.

***	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(1)	The annual base rent under the lease increases every subsequent year by 1.5% of the then-current annual base rent.

(2)	The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth, as of March 4, 2010, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the “total annual base rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	1	750	$5,563	0.01%
2011	6	16,368	307,028	0.42%
2012	10	52,074	874,945	1.21%
2013	8	64,057	597,696	0.83%
2014	2	4,163	129,465	0.18%
2015	5	34,426	409,089	0.57%
2016	—	—	—	—%
2017	5	63,212	805,936	1.11%
2018	5	96,722	1,353,852	1.87%
2019	6	55,526	1,149,233	1.59%
2020	4	47,090	882,196	1.22%
	52	434,388	$6,515,003	9.01%

For federal income tax purposes, the aggregate depreciable basis in the properties noted above is approximately $102.6 million.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
CarMax — Garland, TX	$11,451,392
Walgreens — Appleton (Meade), WI	3,088,121
LA Fitness — Highland, CA	7,538,745
Walgreens — Cleveland, OH	4,464,053
Walgreens — Appleton (Northland), WI	4,343,498
Walgreens — Lancaster, SC	4,839,669
Walgreens — Greenville, NC	5,074,811
Walgreens — Baytown, TX	3,943,211
Walgreens — North Platte, NE	4,135,246
Cigna Pointe — Plano, TX	40,449,017
Walgreens — Kingman, AZ	4,931,009
Walgreens — Omaha, NE	4,263,825
Kum & Go — Story City, IA	1,681,778
Kum & Go — Ottumwa, IA	1,496,860
Kum & Go — West Branch, IA	900,099
$102,601,334

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
Walgreens —Augusta, ME	March 2010	$6,424,242	$128,485
Cargill — Blair, NE	March 2010	5,174,000	103,480
O’Reilly Auto Parts — LaPlace, LA	March 2010	1,035,000	20,700
O’Reilly Auto Parts — New Roads, LA	March 2010	831,000	16,620
O’Reilly Auto Parts — Beaux Bridge, LA	March 2010	818,000	16,360
LA Fitness — Denton, TX	March 2010	7,825,000	156,500
Walgreens — Newport News, VA	March 2010	5,791,484	115,830
Tractor Supply — St. John, IN	March 2010	4,475,000	89,500

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased**	% of Total Square Feet Leased***
Walgreens —Augusta, ME	Walgreen Eastern Co., Inc.	14,065	100%
Cargill — Blair, NE	Cargill, Incorporated	30,000	100%
O’Reilly Auto Parts — LaPlace, LA	O’Reilly Automotive, Inc.	7,000	100%
O’Reilly Auto Parts — New Roads, LA	O’Reilly Automotive, Inc.	6,800	100%
O’Reilly Auto Parts — Beaux Bridge, LA	O’Reilly Automotive, Inc.	6,800	100%
LA Fitness — Denton, TX	LA Fitness International LLC	45,000	100%
Walgreens — Newport News, VA	Walgreen Co.	14,550	100%
Tractor Supply — St. John, IN	Tractor Supply Company	24,727	100%

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents total square feet leased of the property.

***	Represents percentage of total square feet leased of the property.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term ***
Walgreens —Augusta, ME	1	Walgreen Eastern Co., Inc.	10/5 yr.	$530,000		$37.68	1/1/2008	12/31/2032
Cargill — Blair, NE	1	Cargill, Incorporated	2/5 yr.	393,900	(1)	13.13	1/1/2010	12/31/2024
O’Reilly Auto Parts — LaPlace, LA	1	O’Reilly Automotive, Inc.	3/5 yr.	91,080		13.01	12/8/2008	11/30/2018
				96,540		13.79	12/1/2018	11/30/2028
O’Reilly Auto Parts — New Roads, LA	1	O’Reilly Automotive, Inc.	3/5 yr.	73,200		10.76	7/1/2008	6/30/2018
				77,592		11.41	7/1/2018	6/30/2028
O’Reilly Auto Parts — Beaux Bridge, LA	1	O’Reilly Automotive, Inc.	4/5 yr	72,000		10.59	1/1/2010	12/31/2014
				74,880		11.01	1/1/2015	12/31/2019
				79,368		11.67	1/1/2020	12/31/2024
				80,988		11.91	1/1/2025	12/31/2029
LA Fitness — Denton, TX	1	LA Fitness International LLC	3/5 yr.	798,750	(2)	17.75	7/24/2009	6/13/2025
Walgreens — Newport News, VA	1	Walgreen Co.	10/5 yr.	448,840		30.85	5/1/2007	4/30/2032
Tractor Supply — St. John, IN	1	Tractor Supply Company	4/5 yr.	380,000		15.37	1/9/2007	1/8/2012
				418,000		16.90	1/9/2012	1/8/2017
				459,800		18.60	1/9/2017	1/8/2022

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents remaining option renewal periods/term of each option.

***	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(1)	The annual base rent under the lease increases every year by approximately 2.0% of the then-current annual base rent.

(2)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or $45,000.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and proceeds from previously issued debt.  We may use the properties as collateral in future financings.

Prior Potential Property Investments

A prior supplement to this prospectus described a potential acquisition of a 14,820 square foot single-tenant commercial building leased to Walgreen Co., located in Jamestown, NC.  The purchase agreement for the acquisition of the property was terminated and this property is no longer under consideration for purchase.